ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM
December 21, 2011
BY EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Ms. Linda Stirling

Re:	GMO Series Trust (File Nos. 333-174627 and 811-22564) (the “Trust” or “Registrant”)
Ladies and Gentlemen:
On November 18, 2011, the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Sarah Clinton of Ropes & Gray LLP, counsel to the Registrant, regarding Post-Effective Amendment No. 3 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 5 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 3/5”).
Certain comments regarding Amendment No. 3/5 were addressed to the Staff’s satisfaction during our conversation on November 18, 2011. Responses to the Staff’s remaining comments on Amendment No. 3/5 are set forth below.
Prospectus
Investment Objective
1. With respect to each Fund’s investment objective that contains the term “total return,” please confirm that the Trust’s Prospectus explains that the term indicates an objective of obtaining both capital appreciation and income.
Response: The Registrant confirms that total return includes both capital appreciation and income. A statement to that effect is located in the Trust’s Prospectus under “Additional Information About the Funds’ Investment Strategies, Risks, and Expenses—Certain Definitions.”
Fees and Expenses
2. For each Fund’s “Annual Fund Operating Expenses” table, please confirm that there are no acquired fund fees and expenses that require disclosure.

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Response: The Registrant notes that each Fund is a feeder fund that invests substantially all of its assets in a corresponding series of GMO Trust (each, a “Master Fund”). In accordance with the instructions to Item 3 of Form N-1A, each fee table reflects aggregate expenses of the Fund and its Master Fund. In addition, where a Master Fund discloses acquired fund fees and expenses in its fee table, the corresponding Fund also has disclosed these fees and expenses separately in its fee table.
3. In describing contractual expense reimbursements in the footnote to each Fund’s “Annual Fund Operating Expenses” table, please include a list of all excluded expenses or describe with greater specificity the categories of excluded expenses.
Response: The requested change has been made.
4. In connection with “Fees and Expenses of the Fund” in each Fund’s Summary, please confirm that the expense limitation does not contain any provisions permitting the recapture of previous fee waivers.
Response: The Registrant confirms that the expense limitation does not contain any provisions permitting the recapture of previous fee waivers.
Principal Investment Strategies
5. Given that smaller company risk is listed as a principal risk of investing in GMO U.S. Core Equity Series Fund, please consider whether the Fund’s investment strategy section should explicitly address investing in small capitalization companies.
Response: The Fund’s “Principal Investment Strategies” section states that the Fund may invest in companies of any market capitalization. Because the Fund may invest in companies of any market capitalization, the Registrant believes it is appropriate to disclose smaller company risk as a principal risk. The Registrant also notes that the Fund invests substantially all of its assets in GMO U.S. Core Equity Fund, and that GMO U.S. Core Equity Fund’s prospectus discloses smaller company risk as a principal risk.
6. Please explain why focused investment risk is a principal risk of GMO U.S. Core Equity Series Fund.
Response: Focused investment risk is a principal risk of GMO U.S. Core Equity Series Fund because it is a principal risk of GMO U.S. Core Equity Fund, the Master Fund in which the Fund invests.
7. Please change the word “objectives” in the second sentence of GMO Quality Series Fund’s “Principal Investment Strategies” section to “objective.”
Response: The requested change has been made.

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8. Please consider whether credit risk and interest rate risk should be disclosed as principal risks of GMO Quality Series Fund in light of its ability to “make tactical allocations of up to 20% of its net assets to investments in cash and high quality debt instruments.”
Response: GMO Quality Series Fund invests substantially all of its assets in GMO Quality Fund, a series of GMO Trust. The disclosure noted above is based on the principal investment strategies set forth in GMO Quality Fund’s prospectus, which does not identify credit risk or interest rate risk as principal risks of GMO Quality Fund.
9. Please explain how the words “intrinsic value,” “growth,” and “core” are reflected in the “Principal Investment Strategies” sections of GMO U.S. Intrinsic Value Series Fund, GMO International Growth Equity Series Fund, GMO U.S. Growth Series Fund, and GMO International Core Equity Series Fund, respectively.
Response: Each of GMO U.S. Intrinsic Value Series Fund, GMO International Growth Equity Series Fund, GMO U.S. Growth Series Fund, and GMO International Core Equity Series Fund is managed relative to a benchmark that is a value, growth, or core benchmark. In addition, each Fund’s name is identical to its underlying Master Fund’s name, except that the word “Series” has been added.
10. For each Fund that uses the terms “global,” “world,” or “international” in its name, please disclose in the Prospectus that such Fund will invest in at least three countries and will invest at least 40% of its assets in investments tied economically to countries outside the United States.
Response: The Registrant notes that the Prospectus, under the “Name Policies” section, currently discloses that Funds with the term “international,” “global,” or “world” included in their names typically invest (through a Master Fund) in investments that are tied economically to, or seek exposure to, a number of countries throughout the world. Similar disclosure is included in the Funds’ Statement of Additional Information (“SAI”). The Registrant notes that this approach is consistent with the adopting release for Rule 35d-1 under the 1940 Act. See Investment Company Act Release No. 24828 (January 17, 2001) (noting that funds using the terms “international” or “global” in their names are not governed by Rule 35d-1, but that the SEC would expect “investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world”). The Registrant also notes that the Funds’ Prospectus and SAI tracks the similar disclosures set forth in the Master Funds’ prospectus and SAI.
11. Please describe the capitalization range of companies in which GMO International Large/Mid Cap Value Series Fund will invest.
Response: The requested change has been made.

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12. Please consider whether the following phrases, which have been used in the “Principal Investment Strategies” sections of the Prospectus for various Funds, “proprietary quantitative techniques,” “fundamental analysis,” “fundamental investment techniques,” and “bottom-up approach,” are susceptible to further description.
Response: The Registrant believes that these phrases are commonly used investment terms whose meanings are widely understood. Further, the Registrant does not believe that these phrases are susceptible to further description in a manner consistent with the plain English requirements of Form N-1A. The Registrant notes that the Funds’ “Principal Investment Strategies” sections track those of the corresponding Master Funds, which also use these terms.
13. If a Fund may write credit default swaps, please confirm in the response letter or disclose in the Registration Statement that, for purposes of Section 18 of the 1940 Act, the Fund determines its segregation obligations based on the notional value of the credit default swaps.
Response: As disclosed in each Fund’s “Principal Investment Strategies” section, references to the Fund may refer to actions undertaken by the Fund or its corresponding Master Fund. While certain Master Funds may write credit default swaps, none of the Funds may do so.
14. Please confirm that, other than its Master Fund, no Fund will invest in shares of other funds managed by GMO that are not offered in the Prospectus.
Response: Each Fund invests substantially all of its assets in its corresponding Master Fund in reliance on Section 12(d)(1)(E) of the 1940 Act. Under Section 12(d)(1)(E), each Fund may not invest in any other “investment securities” apart from the shares of the corresponding Master Fund.
Principal Risks
15. Please consider whether large- and mid-capitalization company risk should be disclosed as a principal risk of GMO International Large/Mid Cap Value Series Fund.
Response: The Registrant notes that the risks of investing in large- and mid-capitalization companies are reflected in the description of “Market Risk — Equity Securities.”
Statement of Additional Information
16. Please disclose whether the fund’s underwriter has adopted a code of ethics under rule 17j-1 of the Investment Company Act and whether that code permits personnel subject to the code to invest in securities.
Response: The Registrant notes that the following disclosure appears in the “Management of the Trust—Code of Ethics” section of the Statement of Additional Information:

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The Funds’ principal underwriter, which is not affiliated with the Funds or the Manager, also has adopted a Code of Ethics pursuant to the requirements of the 1940 Act. Transactions in securities effected by the principal underwriter’s personnel who are designated as Access Persons under the Code, including securities that may be purchased or held by the Funds, are permitted, subject to compliance with the Code. Currently, there are no Access Persons of the principal underwriter as it relates to the Funds.
If you have any questions or require any clarification concerning the foregoing, please call me at 617-951-7375.
Very truly yours,
/s/ Sarah Clinton
Sarah Clinton

cc:	Thomas R. Hiller, Esq. Elizabeth J. Reza, Esq.